August 7, 2009

Stuart Strauss, Esq.
Clifford Chance US LLP
31 West 52nd Street
New York, New York 10019

Re: Old Mutual Global Shares Trust
         File Numbers: 333-159629 and 811-22304

Dear Mr. Straus:

        We have reviewed the registration statement of Old Mutual Global Shares Trust
(the "Trust") filed on June 1, 2009 on Form N-1A under the Securities Act of 1933 (the
"1933 Act") and the Investment Company Act of 1940 (the "1940 Act"). The Trust
consists of five series (the "Funds") which are exchange-traded funds.

        Our comments are set forth below. The captions we use below correspond to the
captions the Trust uses in its registration statement. You should consider a comment
made with respect to one section, however, to apply to similar disclosure elsewhere in the
registration statement,

**Prospectus**

OLD MUTUAL FTSE ALL-WORLD FUND

Investment Objective, Strategies, and Risks

        1.   Please revise the discussion of the Fund's strategies to comply more fully
with plain English requirements of Rule 421(d) under the 1933 Act. As an example,
clarify what is meant by "free-float weighted" and "the investable opportunity set".

        2.   To the last sentence in the first paragraph under "*Principal Investment
Strategies*", add that the Board of Trustees may change the investment objective without
shareholder approval only after providing shareholders 60 days' prior written notice.

Principal Risk of Investing in the Fund

3.   *Non-Diversified Fund Risk.* Why is this Fund non-diversified? The Fund seeks to replicate an index which currently comprises 2,500 stocks.

OLD MUTUAL FTSE EMERGING MARKETS FUND

Investment Objective, Strategies, and Risks

4.   Please revise the discussion of the Fund's strategies to comply more fully with plain English requirements of Rule 421(d) under the 1933 Act. As an example, clarify what is meant by such technical terms such as "free-float adjusted" and "free-float weighted", "investable opportunity set", and "liquidity screened".

5.   To the last sentence in the first paragraph under "*Principal Investment Strategies*", add a statement that the Board of Trustees may change the investment objective without shareholder approval only after providing shareholders 60 days' prior written notice.

Principal Risk of Investing in the Fund

6.   *Non-Diversified Fund Risk.* Why is this Fund non-diversified? The Fund seeks to replicate an index which currently comprises 900 stocks.

OLD MUTUAL FTSE ALL-CAP PACIFIC EX JAPAN FUND

7.   Please revise the discussion of the Fund's strategies to comply more fully with plain English requirements of Rule 421(d) under the 1933 Act. As an example, clarify what is meant by technical terms such as "free-float weighted", "investable opportunity set", and "liquidity screened".

8.   To the last sentence in the first paragraph under "*Principal Investment Strategies*", add a statement that the Board of Trustees may change the investment objective without shareholder approval only after providing shareholders 60 days' prior written notice.

Principal Risk of Investing in the Fund

9.   *Non-Diversified Fund Risk.* Why is this Fund non-diversified? The Fund seeks to replicate an index which currently comprises 2,000 stocks.

OLD MUTUAL FTSE ALL-WORLD EX US FUND

10.   Please revise the discussion of the Fund's strategies to comply more fully with plain English requirements of Rule 421(d) under the 1933 Act. As an example,

clarify what is meant by technical terms such as "free-float weighted", "investable opportunity set", and "liquidity screened".

11.   To the last sentence in the first paragraph under "*Principal Investment Strategies*", add a statement that the Board of Trustees may change the investment objective without shareholder approval only after providing shareholders 60 days' prior written notice.

Principal Risk of Investing in the Fund

12.   *Non-Diversified Fund Risk.* Why is this Fund non-diversified? The Fund seeks to replicate an index which currently comprises 2,200 stocks.

OLD MUTUAL FTSE DEVELOPED MARKETS EX US FUND

13.   Please revise the discussion of the Fund's strategies to comply more fully with plain English requirements of Rule 421(d) under the 1933 Act. As an example, clarify what is meant by technical terms such as "free-float weighted", "investable opportunity set", and "liquidity screened".

14.   To the last sentence in the first paragraph under "*Principal Investment Strategies*", add a statement that the Board of Trustees may change the investment objective without shareholder approval only after providing shareholders 60 days' prior written notice.

Principal Risk of Investing in the Fund

15.   *Non-Diversified Fund Risk.* Why is this Fund non-diversified? The Fund seeks to replicate an index which currently comprises 1,350 stocks.

PORTFOLIO MANAGERS

16.   Revise the disclosure to explain what OMGXT stands for.

17.   Why are the two paragraphs concerning the unitary management fee in brackets? If the Funds will have a unitary management fee, supplementally inform the staff whether other funds in the Old Mutual fund complex have such an arrangement.

Statement of Additional Information

GENERAL DESCRIPTION OF THE TRUST AND THE FUNDS

18.   Provide the name and address in the United States of the agent authorized to receive notice and service of process on the Trust's behalf.

INVESTMENT POLICIES AND RISKS

Swap Agreements

19.   Specify which of the Funds many invest in credit default swaps and disclose this and the accompanying risks in the prospectus. Explain to the staff in your response to these comments how credit default swaps would be used to further the investment objectives of the Funds concerned.

MANAGEMENT

20.   For each non-resident trustee or officer, disclose whether he or she has an authorized agent in the United States to receive notice and, if so, disclose the name and address of the agent.

Investment Adviser

21.   Disclose whether the investment adviser has an authorized agent in the United States to receive notice and, if so, disclose the name and address of the agent.

General Comments

.

22.   We note that portions of the disclosure have been left blank.   We may have further comments on such portions when you complete them in a pre-effective amendment, or on disclosure made in response to this letter, or on exhibits added in a pre-effective amendment.

23.   We note that the Trust and related parties have submitted an application seeking exemptive relief under the 1940 Act. See Investment Company Act Release No. 28140 (Feb. 1, 2008). An order granting the requested relief must be issued before we will grant a request for acceleration of the effective amendment. We may have additional comments on the registration statement, as necessary or appropriate to reflect further developments regarding the application for exemptive relief.

24.   Please review and revise the prospectus where necessary so as to conform to the Commission's plain English requirements of Rule 421 under Regulation C under the Securities Act of 1933. *See* Office of Investor Education and Assistance, U.S. Securities and Exchange Commission, A Plain English Handbook (1998).

25.   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in this filing to be certain that they have provided all relevant information investors need for an informed decision.   Since the Trust and its management are in possession of all facts relating to the Trust's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, please furnish a letter acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing;
- the Trust many not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide the staff of the Division of Investment Management in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation that those requesting acceleration are aware of their respective responsibilities.

Please respond to this letter in the form of a pre-effective amendment. Please respond to all comments in a letter filed in the form of EDGAR correspondence. Where no changes will be made in response to a comment, please so state in your letter and explain the basis for your position. The staff may have further comments after reviewing your responses.

If you have any questions prior to filing a pre-effective amendment, please direct them to the undersigned at (202) 551-6961.

Sincerely yours,

John Grzeskiewicz
Senior Counsel